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                                                                   EXHIBIT 20.1

Times Mirror Outstanding Common Stock To Be Reduced by 6 Million
Shares in Transaction with Chandler Trusts

August 8, 1997 9:00 AM EDT

LOS ANGELES--(BUSINESS WIRE)--Aug. 8, 1997--Times Mirror announced today that it has executed agreements with its largest shareholders, the Chandler Trusts, with respect to a transaction that will, for financial reporting purposes, reduce the Company's outstanding Series A Common Stock by 6 million shares and the Company's outstanding 8% Series A Preferred Stock by $367 million of stated value. Completion of the transaction is subject to approval by Times Mirror's Board of Directors, which will meet to consider the transaction later today.

"All shareholders will benefit from this transaction," said Mark H. Willes, Times Mirror chairman, president and chief executive officer. "This reduction in common and preferred shares will enable us to achieve our target capital structure, and we will continue to use our active open market share repurchase program to maintain this capitalization. We expect the transaction to be accretive to earnings per share in 1997 and add more than 10 cents per share in 1998."

The Transaction

The pending transaction consists of two parts: First, Times Mirror and the Chandler Trusts will make equal capital contributions to form a limited liability company ("LLC"). Second, Chandis Securities, a holding company principally owned by one of the Chandler Trusts, will be merged into a subsidiary of Times Mirror.

Limited Liability Company (LLC)

In forming the LLC, Times Mirror will contribute to the LLC certain of its real property, having a market value of $226 million, and $249 million in cash. The real estate will be leased back to the Company under long-term leases, and the cash will be invested in a portfolio of securities of unrelated issuers. The Chandler Trusts will contribute 5 million shares of Series A Common Stock, valued at $254 million, and $221 million stated value of 8% Series A Preferred Stock.

As a result of the allocations of the economic benefits in the LLC, for financial reporting purposes the Company will be considered to have acquired 80 percent of the shares of the Series A Common Stock contributed to the LLC, or approximately 4 million shares, and 80 percent of the 8% Series A Preferred Stock contributed to the LLC, or approximately $177 million of stated value. Due to the LLC allocations, the dividends on such shares are effectively eliminated.

Merger

The merger will result in a reduction of 2 million shares of Series A Common Stock outstanding and the acquisition of $190 million stated value of 8% Series A Preferred Stock. In the merger, a subsidiary of the Company will become the owner of all of Chandis Securities' assets, including approximately 8.6 million shares of the Company's Series A Common Stock, approximately 9.7 million shares of the Company's Series C Common Stock, approximately $190 million stated value of the Company's 8% Series A Preferred Stock, and $21 million of real estate, cash and other miscellaneous assets. As consideration for the merger, the Company will issue to the former Chandis Securities shareholders 6.6 million shares of Series A Common Stock, 9.7 million of shares of Series C Common Stock and an aggregate of $313 million stated value of newly authorized participating preferred stock. The annual dividend rate of the participating preferred stock will be 5.8 percent commencing October 1, 1997 through December 31, 2000, and is subject to possible upward adjustment thereafter in the same proportion as the percentage increase in the Company's common stock dividend rate, to a maximum dividend rate of 8.4 percent.

Times Mirror (TMC - New York and Pacific stock exchanges), a Los Angeles-based news and information company,publishes the Los Angeles Times, Newsday, The Baltimore Sun, and other newspapers; a wide array of

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professional information for the legal, health sciences, aviation and training markets and consumer magazines.

This press release contains certain forward-looking statements that are subject to risk and uncertainty. There can be no assurance that such statements will be accurate. Readers are cautioned to refer to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 filed with the Securities and Exchange Commission for a description of factors which could affect the Company's performance.